UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 1, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________

PART I-REGISTRANT INFORMATION

Six Flags Entertainment Corporation
Full name of Registrant

N/A
Former name if Applicable

1000 Ballpark Way, Suite 400
Address of Principal Executive Office (Street and number)

Arlington, Texas 76011
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Six Flags Entertainment Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended January 1, 2023 (the “Form 10-K”).  The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

Reasons for Delay

The Company has determined that it is unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its financial statement preparation and review process. As a result of the foregoing, KPMG LLP, the Company’s independent registered public accounting firm, has not yet completed its audit procedures. The Company expects to file its Form 10-K on or before Friday, March 17, 2023, which is within the fifteen-calendar day extension provided by Rule 12b-25.

Preliminary Financial Results for the Fiscal Year ended January 1, 2023

The Company expects to report revenue of approximately $1.4 billion for the fiscal year ended January 1, 2023 compared to revenue of $1.5 billion for the fiscal year ended January 2, 2022. The Company expects to report net income for the fiscal year ended January 1, 2023 of approximately $109 million or $1.29 per diluted share compared to net income of $130 million, or $1.50 per diluted share for the fiscal year ended January 2, 2022. The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles.

The Company does not expect any changes to the preliminary unaudited financial results reported above or to the preliminary financial results previously reporting in its earnings release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 2, 2023, however results may be subject to change after the completion of year-end reviews and the completion of the audit.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control.  Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Gary Mick	972	595-5000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has provided this information under Part III above under “Preliminary Financial Results for the Fiscal Year ended January 1, 2023.”

Six Flags Entertainment Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2023	By:	/s/ Gary Mick
Gary Mick
Chief Financial Officer